November 8, 2019

Damian Lopez
Chief Executive Officer
Flora Growth Corp.
65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5

       Re: Flora Growth Corp.
           Offering Statement on Form 1-A
           Filed on October 11, 2019
           File No. 024-11096

Dear Mr. Lopez:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed on October 11, 2019

Summary, page 5

1. Please revise your Summary to explain/clarify the status of your business operations and your funding. In terms of your operations, it should be clear whether you have commenced growing cannabis on a commercial scale, whether you have produced oil extracts (of any grade), and whether you presently have the facilities, labor, and agreements with "large channel distributors" necessary to achieve your stated business objectives. In terms of funding, please highlight the going concern opinion from your auditor and, if true, your reliance on offering proceeds to fund your anticipated business operations.
 Damian Lopez
FirstName LastNameDamian Lopez
Flora Growth Corp.
Comapany 8, 2019
November NameFlora Growth Corp.
Page 2
November 8, 2019 Page 2
FirstName LastName
Company Information, page 6

2. Please place your statement that your subsidiary is a fully licensed and permitted cultivator, producer and distributor of CBD medical cannabis in Colombia in proper context by disclosing the number of similarly-licensed companies in Colombia. In light of your disclosure concerning international export, please indicate whether you are fully licensed to (i) export cannabis derivatives from Columbia and (ii) import derivatives into any foreign countries.
3. Please expand your disclosure to briefly explain what you mean by the Vendors' 10% non-
         dilutive free carried interest in Cosechemos.
Description of Property, page 6

4. Please revise to disclose the duration of the lease and the option agreement.
Our Products and Services, page 30

5. We note your disclosure on page 6 indicating that you intend to pursue international export; however, your Description of Business does not discuss any plans for exporting your future products. Accordingly, please revise to discuss your plans for exporting products internationally. To the extent that international export is not a near term objective, then please revise the Summary accordingly.
Independent Auditor's Report, page F-3

6. Please request Cosechemos YA S.A.S.'s independent auditor to revise their audit report to clarify, if true, that the financial statements comply with the International Financial
         Reporting Standards (IFRS) as issued by the the International Accounting Standards
         Board (IASB). Refer to paragraph (a)(2) of Part F/S of Form 1-A. Unaudited Pro Forma Condensed Consolidated Financial Statements as of June 30, 2019, page
F-62

7. In light of the fact that the Offering is a "best efforts" offering with no minimum requirement, your adjustment to include estimated proceeds does not appear factually supportable. As such, please remove the pro forma adjustments reflected in Note 5(a)
         and 5(b) which record the receipt of $50,000,000 in offering proceeds and $1,143,000 of estimated offering costs and revise the disclosures in Note 6, accordingly.
Exhibits

8.       We refer to Section 2.7 of the Subscription Agreement filed in Exhibit
4.1 Please tell us
         how items (i), (ii) and (iv) are consistent with the offering circular disclosures and Section
         14 of the Securities Act.
9. Please refile Exhibit 6.13 so that it includes the five exhibits listed in Section 31.
 Damian Lopez
Flora Growth Corp.
November 8, 2019
Page 3
10. Please have counsel revise its Exhibit 12.1 opinion to opine that the Warrants will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms. Also, please have counsel opine on the legality of the units. For guidance, please see the Division of Corporation Finance Staff Legal Bulletin
       No. 19 (Oct. 14, 2011).
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jacob Luxenburg at 202-551-2339 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joseph McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameDamian Lopez
                                                             Division of
Corporation Finance
Comapany NameFlora Growth Corp.
                                                             Office of Life
Sciences
November 8, 2019 Page 3
cc:       Rebecca G. DiStefano
FirstName LastName